UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-40086

AlphaTON Capital Corp
(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-275842 and 333-289199) and Form F-3, as amended (File No. 333-286961) of AlphaTON Capital Corp (including any prospectuses forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 3, 2025, the Company filed a Current Report on Form 6-K (the “Initial Current Report”) that, among other things, disclosed that the AlphaTON Capital Corp (the “Company”) was in the process of consummating a financing transaction to launch a TON digital asset treasury strategy for the Telegram ecosystem. The Company is filing this Current Report to provide an update on the financing transaction and certain of the transaction documents entered into in connection therewith.

On September 3, 2025, the Company and DWF MaaS Limited (“DWF”) entered into a treasury management agreement (the “DWF AMA”) pursuant to which the Company will appoint DWF to manage certain of its assets. The Company filed the DWF AMA as exhibit 10.15. The Company is correcting the description of certain terms in the DWF AMA and attaching an updated version of the DWF AMA.

Pursuant to the DWF AMA, the Company will appoint DWF to manage an initial $20 million and implement the TON treasury strategy for the Company, with $15 million being funded at the closing of the Offering (as defined in the Initial Current Report) and the remaining $5 million being funded within 15 days thereafter. Within three months, the Company will transfer to DWF an additional $55 million with no less than $20 million transferred each month until the threshold is reached. DWF is entitled to 75% of the proceeds the Company raises being managed by them until such $55 million funding threshold has been met. Thereafter, DWF is entitled to 50% of the proceeds the Company raises being managed by them until a $225 million funding threshold is met. DWF is entitled to retain 100% of all profits earned until the balance with DWF reaches $150 million at which point 10% of the profits will then be shared with the Company. In consideration for the services provided, the Company and DWF have agreed on an equity arrangement pursuant to which DWF will receive a form of equity to be settled or exercisable for up to 160,000 ordinary shares of the Company, which equity will vest linearly over a period of three (3) years from the date of issue to DWF; provided, however, that if the Company or DWF terminate the DWF Agreement within the first year, the equity will be cancelled. Additionally, DWF is entitled to convert any ordinary shares it receives from their investment in the Company in the Offering into an equivalent value of TON from the amount of TON held by DWF on behalf of the Company. DWF may convert at any time within twelve months from the signing of the DWF AMA.

The foregoing description of the DWF AMA is not complete and is qualified in its entirety by reference to the full text of the DWF AMA, which is attached hereto as Exhibit 10.1.

Offering Timing and Proceeds

Additionally, the Company expects that the gross proceeds to the Company from the financing transaction are expected to be approximately $36.2 million, before deducting any placement agent fees and before estimated expenses. The Company currently expects the financing transaction to close during the week of September 22, 2025.

Lock-Up Restrictions

At Closing, certain investors who contributed Locked TON as consideration for Shares will be subject to a lockup restriction on transfer, as required by Telegram Group Inc. (the “Lockup Shares”). These certain investors will enter into a form of locked asset agreement supplement (the “Locked Asset Agreement Supplement”). In accordance with the terms of the Locked Asset Agreement Supplement, 50% of such Lockup Shares shall unlock after six months (the “Initial Release Date”). The remaining 50% of Lockup Shares shall vest and be unlocked in four equal installments over four months following the Initial Release Date.

The foregoing description of the Locked Asset Agreement Supplement is not complete and is qualified in its entirety by reference to the full text of the Locked Asset Agreement Supplement, which is attached hereto as Exhibit 10.2.

Master Loan Agreement

On August 28, 2025, the Company entered into a master loan agreement (the “Master Loan Agreement”) with BitGo Prime, LLC (“BitGo”). On September 8, 2025, the Company and BitGo amended and superseded the terms of the Master Loan Agreement.

At the closing of the Offering, the Company may draw down up to $35,000,000 at an interest rate of 14.75% per annum with a 2.00% origination fee paid upfront (the “Loan”) on the initial draw with a minimum $250,000 and 1.00% origination fee on any subsequent draws. Additionally, the Company will pay 10% per annum on any unutilized portion of the Loan. The Company will pledge as collateral certain TON to be held at BitGo with such collateral equaling 200% of the drawn portion of the Loan. The Loan must be repaid within six months of the initial draw, unless provided for otherwise or amended; provided that the parties will convene prior to maturity of the Loan to determine duration extension applicability and necessity. The Loan is subject to an initial margin requirement of 175%, and liquidation permitted if the collateral value drops to 150%.

The foregoing description of the updated Loan terms is not complete and is qualified in its entirety by reference to the full text of the updated Loan terms, which are attached hereto as Exhibit 10.3.

EXHIBITS

Exhibit No.	Description

10.1*+	Treasury Management Agreement, by and between the Company and DWF MaaS Limited
10.2*	Form of Locked Asset Agreement Supplement.
10.3*	Loan Confirmation, dated September 8, 2025, by and between the Company and BitGo Prime, LLC.
_______

* Filed herewith

+ Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2025

ALPHATON CAPITAL CORP

By:	/s/ Andrea Park
Andrea Park
Chief Financial Officer